



02012278

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2001

Korea Telecom Corp.

206 Jungja-dong
Pundang-gu, Songnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

Sale of Korea Telecom's Shareholdings in Korea Telecom Industrial Development Co.

We hereby inform you that Korea Telecom Corp. ("KT" or the "Company" and NYSE symbol: KTC) has sold its shareholding of Korea Telecom Industrial Development Co., a wholly-owned subsidiary of the Company. Details of the sale are as follows:

1. Corporate name: Korea Telecom Industrial Development Co.,

2. Changes in share ownership of Korea Telecom Industrial Development Co., :

	Before	After
Number of KT's shares	800,000	152,000
KT's ownership	100.0%	19.0%

3. Size of Sale: 648,000 shares

4. Purpose of Sale: Pursuant to "Accelerating Management Reform Plan" announced by Korea Telecom in December 1998 and to comply with "Guideline for Management Reform of Government-owned Companies", Korea Telecom disposed its shares of Korea Telecom Industrial Development Co.

5. Total Amount of Sale: Won 8,786,770,111

6. Date of Transferring Shares: November 2, 2001

November 2, 2001


한국통신
Korea Telecom

(KSE : 30200 / NYSE : KTC)

3rd Quarter 2001
Non-Consolidated
Earnings Commentary


한국통신
Korea Telecom

Disclaimer

This material contains selected information of unaudited non-consolidated financial and operating data of Korea Telecom Corp. ("KT") as of and for the period of January to September, 2001, which have been released to the general public on November 1, 2001.

KT's official unaudited non-consolidated financial statements as of and for the period of January to September 30, 2001 will be filed with the Korea Financial Supervisory Commission, the Korea Stock Exchange on November 15, 2001.

KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information may be materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

Please note that the financial and operating data contained in this presentation have been rounded. If you have any questions in connection with this presentation, please contact the Investor Relations Department of KT.

Korea Telecom Corp.
Investor Relations

Tel : 82-31-727-0940~5
Fax : 82-31-727-0939
E-mail: gkim@kt.co.kr, hanscho@kt.co.kr, andylee@kt.co.kr, jlee12@kt.co.kr, okpooh@kt.co.kr, teddy@kt.co.kr

I. Financial Highlights

(Units: KRW billion)

(Table 1)	1Q	2Q	3Q	Q/Q	%Δ	Jan~Sep 01	Jan~Sep 00	Y/Y	%Δ
Revenue	**2,868.7**	**2,879.8**	**2,834.7**	**(45.1)**	**(2)%**	**8,583.2**	**7,610.8**	**972.4**	**13 %**
Operating Expense	2,280.4	2,568.1	2,358.1	(210.0)	(8)%	7,206.6	6,512.9	693.7	11 %
Operating Income	**588.3**	**311.7**	**476.6**	**164.9**	**53 %**	**1,376.6**	**1,097.9**	**278.7**	**25 %**
Operating Margin (%)	*20.5%*	*10.8%*	*16.8%*	*6.0%P*		*16.0%*	*14.4%*	*1.6%P*	
EBITDA(1)	**1,229.4**	**1,019.5**	**1,251.9**	**232.4**	**23 %**	**3,500.8**	**2,965.2**	**535.6**	**18 %**
EBITDA Margin (%)	*42.9%*	*35.4%*	*44.2%*	*8.8%P*		*40.8%*	*39.0%*	*1.8%P*	
Net Income (Reported)	**337.9**	**89.6**	**160.7**	**71.1**	**79 %**	**588.2**	**1,123.2**	**(535.0)**	**(48)%**
Net Income (Normalized)(2)	**420.8**	**132.3**	**223.5**	**91.2**	**69 %**	**776.6**	**559.2**	**217.4**	**39 %**

Notes:
(1) EBITDA = Operating Income + Depreciation
(2) Net Income (Normalized) excludes gains on disposal of SKT shares in 2000 and goodwill amortization of M.com in 2000 and 2001 after effective tax rate of 21%

A. Cumulative revenue through 3Q FY2001 grew 13% to W8,583.2 billion

Cumulative revenue growth was mainly driven by Internet revenue, which grew 222% year-over-year to W1,085.1 billion, and contributed 77% of the incremental revenue growth during the first three quarters of FY2001. A majority of KT's Internet-related revenues came from Megapass broadband service, which increased more than six-fold (+615%) during the same period, to W785.3 billion. Wireless resale revenue increased 240% to W396.0 billion, and revenues from SI/NI recorded 136% growth to W143.6 billion. On the other hand, revenues from more traditional businesses, e.g. Telephone, L-M Interconnection and Leased Line, remained relatively flat during the same period.

On a quarterly basis, seasonal fluctuation, slowdown of wireless resale and SI/NI businesses resulted in a 2% decrease in total revenues.

B. Operating income grew 53% Q-o-Q and EBITDA margin improved to 44.2%

Operating income grew 25% year-over-year to W1,376.6 billion and 53% quarter-over-quarter to W476.6 billion, respectively.

Operating expenses increased by 11% year-over-year but declined by 8% quarter-over-quarter. The main driver of the quarterly decline in expenses was the 10% drop in total labor expenses as a result of the 1,300 staff reduction in June of this year. The 60% drop in sales promotion expenses and 73% fall in COGS also contributed to the reduction of operating expenses.

EBITDA margin improved from 39% for the first three quarters of FY2000 to 40.8% for the first three quarters of FY2001. On a quarterly basis, EBITDA margin improved from 35.4% in 2Q FY2001 to 44.2% in 3Q FY2001.

C. Net income improved 79% in 3Q FY2001

As a result of continued growth of new businesses and successful cost control initiatives, reported net income in 3Q FY2001 improved by 79% over 2Q FY2001. Normalized net income (excluding gains from disposition of SKT shares in 2000 and amortization of goodwill from the acquisition of M.com) rose by 69% on a quarterly basis.



II. Business Highlights

A. Broadband Developments

Broadband subscribers grew to 3.5 million, increasing market share to 49.4%

The number of broadband subscribers for KT's Megapass service increased by 380,000 in 3Q FY2001 to 3.5 million, on target to meet year-end target of 3.8 million subscribers.

Market share increased to 49.4% in September 2001 from 44.7% in December of last year. Market share of net new additions increased to 54% in September 2001.

ARPU grew to W31,397/subscriber in September of 2001

ARPU grew successively during 3Q FY2001, despite continued promotional programs waiving installation and first month usage charges for new subscribers. ARPU increased from W30,979 in July and W31,279 in August to W31,397 in September. We expect ARPU to continue the increasing trend as the proportion of subscribers on initial free service continues to decline. The continued pick-up in the number of Multi-IP subscribers should also have a positive contribution to broadband ARPU. A Multi-IP subscriber has multiple connections on a single line, for which KT charges additional fees per PC connected with minimal incremental expense to KT.

B. Regaining stability in dominant traditional businesses

Total revenues from local, domestic long distance ("DLD") and international long distance ("ILD") telephone service increased 3% quarter-over-quarter to W1,178.1 billion. In particular, revenue decline from public phones have leveled off and ILD revenue continued to grow at 16% Q-o-Q and 9% Y-o-Y.

In order to further stabilize fixed line revenues, we have re-balanced our domestic long distance tariff structure effective from November 1, 2001. KT offers a uniform W14.5 per 10 second pulse for DLD calls over 31km, a more competitive rate than mobile operators. This new rate stucture is designed to prevent further erosion in DLD revenues from mobile substitution.

C. Salary freeze for FY2001

As a result of the successful negotiation of the salary freeze with the labor union in September of this year, labor expenses are expected to remain stable over the remainder of this year. This is the first time that a salary freeze has been implemented since 1997.

D. New business development

We have developed a variety of new services utilizing our existing fixed line, wireless and Internet infrastructure. Two of the most notable services are "bizmeka" and wireless LAN service.

On September 22, KT launched "bizmeka" service to provide Internet solutions and ASP service to small and medium-sized enterprises ("SME' s"). There are about 3 million SMEs in Korea.

On October 30, KT launched a pilot version of wireless LAN service. This service is a prime example of a new business integrating fixed line and wireless infrastructure. This service will extend the high speed ADSL and leased line access to laptops or PDAs in heavy-traffic areas like hotels, university and airport terminals, etc. Commercial launch of this fixed-wireless integrated service is expected early next year.

KT is aggressively developing these and other new growth businesses which will contribute an increasing portion of revenues and earnings in the future.



III. Summary Income Statement and Balance Sheet

(Units: KRW billion)

(Table 2)	1Q	2Q	3Q	Q/Q	%Δ	Jan~Sep 01	Jan~Sep 00	Y/Y	%Δ
Total Revenue	**2,868.7**	**2,879.8**	**2,834.7**	**(45.1)**	**(2)%**	**8,583.2**	**7,610.8**	**972.4**	**13 %**
Total Operating Expense	**2,280.4**	**2,568.1**	**2,358.1**	**(210.0)**	**(8)%**	**7,206.6**	**6,512.9**	**693.7**	**11 %**
Depreciation	641.1	707.8	775.3	67.5	10 %	2,124.2	1,867.3	256.9	14 %
Labor	637.7	703.2	634.0	(69.2)	(10)%	1,974.9	1,890.9	84.0	4 %
Interconnection	419.9	456.5	393.3	(63.2)	(14)%	1,269.7	1,387.1	(117.4)	(8)%
Commission	114.5	117.7	121.9	4.2	4 %	354.1	417.7	(63.6)	(15)%
Sales Promotions	42.9	101.4	40.6	(60.8)	(60)%	184.9	129.2	55.7	43 %
Advertising	18.1	26.4	24.9	(1.5)	(6)%	69.4	82.9	(13.5)	(16)%
Repairs & Maintenance	25.1	56.7	64.8	8.1	14 %	146.6	143.6	3.0	2 %
COGS (Handset, EC)	78.1	85.7	23.4	(62.3)	(73)%	187.2	101.4	85.8	85 %
Cost of Service	149.0	129.3	132.1	2.8	2 %	410.4	19.4	391.0	2,015 %
Research & Development	37.9	55.5	52.9	(2.6)	(5)%	146.3	129.2	17.1	13 %
Other	116.1	127.9	94.9	(33.0)	(26)%	338.9	344.2	(5.3)	(2)%
Operating Income	**588.3**	**311.7**	**476.6**	**164.9**	**53 %**	**1,376.6**	**1,097.9**	**278.7**	**25 %**
Operating Margin (%)	*20.5%*	*10.8%*	*16.8%*	*6.0%p*		*16.0%*	*14.4%*	*1.6%p*	
EBITDA	**1,229.4**	**1,019.5**	**1,251.9**	**232.4**	**23 %**	**3,500.8**	**2,965.2**	**535.6**	**18 %**
EBITDA Margin (%)	*42.9%*	*35.4%*	*44.2%*	*8.8%p*		*40.8%*	*39.0%*	*1.8%p*	
Non-Operating Income	84.6	139.7	59.9	(79.8)	(57)%	284.2	1,117.1	(832.9)	(75)%
Non-Operating Expenses	255.2	341.0	352.7	11.7	3 %	948.9	591.9	357.0	60 %
Interest Expense	102.9	110.9	111.2	0.3	0 %	325.0	229.1	95.9	42 %
Loss on Equity Method	81.9	64.6	17.7	(46.9)	(73)%	164.2	70.4	93.8	133 %
Loss on Dispostion of Tangibel Assets	6.2	57.0	169.4	112.4	197%	232.6	55.2	177.4	321%
Others	64.2	108.5	54.5	(54.1)	(50)%	227.1	237.2	(10.1)	(4)%
Earnings Before Tax	**417.7**	**110.4**	**183.8**	**73.4**	**66 %**	**711.9**	**1,623.1**	**(911.2)**	**(56)%**
Income Tax [(1)]	79.8	20.8	23.1	2.3	11 %	123.7	499.9	(376.2)	(75)%
Net Income (Reported)	**337.9**	**89.6**	**160.7**	**71.1**	**79 %**	**588.2**	**1,123.2**	**(535.0)**	**(48)%**
Net Income (Normalized) [(2)]	**420.8**	**132.3**	**223.5**	**91.2**	**69 %**	**776.6**	**559.2**	**217.4**	**39 %**

Notes:
(1) Effective tax rate estimates from National Tax Office for 1Q, 2Q, and 3Q; 2000 tax rate applies statutory tax rate of 30.8%
(2) Net Income (Normalized) excludes gains on disposal of SKT shares in 2000 and goodwill amortization of M.com in 2000 and 2001 after effective tax rate of 21%

(Units: KRW billion)

(Table 3)	1Q	2Q	3Q	Q/Q	%Δ	Sep. 01	Dec. 00	Y/Y	%Δ
Current Assets	2,500.5	2,561.1	2,786.2	225.1	9 %	2,786.2	2,534.8	251.4	10 %
Cash & Cash Equivalents (A)	741.5	744.9	910.3	165.4	22 %	910.3	890.2	21.0	2 %
Investment Assets	7,123.4	7,009.2	7,205.5	196.3	3 %	7,205.5	7,270.0	(64.5)	(1)%
Tangible Assets	13,158.9	13,110.4	12,645.6	(464.8)	(4)%	12,645.6	13,278.6	(633.0)	(5)%
Other	143.8	140.6	136.4	(4.2)	(3)%	136.4	149.2	(12.8)	(9)%
Total Assets	**22,926.6**	**22,821.3**	**22,773.7**	**(47.6)**	**(0.2)%**	**22,773.7**	**23,232.6**	**(458.9)**	**(2)%**
Current Liabilities	4,329.6	3,830.6	3,970.0	139.4	4 %	3,970.0	4,815.3	(845.3)	(18)%
Interesting-bearing Debt(B)	2,163.4	1,865.5	2,165.9	300.4	16 %	2,165.9	1,579.6	586.3	37 %
Long-term Liabilities	7,676.7	7,896.4	7,358.1	(538.3)	(7)%	7,358.1	6,990.7	367.4	5 %
Interesting-bearing Debt(C)	4,247.7	4,620.4	4,315.2	(305.2)	(7)%	4,315.2	3,623.3	691.9	19 %
Installation Deposit	3,034.8	2,798.1	2,518.1	(280.0)	(10)%	2,518.1	3,044.8	(526.7)	(17)%
Others	394.2	477.9	524.8	46.9	10%	524.8	322.6	202.2	63%
Total Liabilities	**12,006.3**	**11,727.0**	**11,328.1**	**(398.9)**	**(3)%**	**11,328.1**	**11,806.0**	**(477.9)**	**(4)%**
Total Shareholders' Equity	**10,920.3**	**11,094.3**	**11,445.6**	**351.3**	**3 %**	**11,445.6**	**11,426.6**	**19.0**	**0 %**
Interesting-bearing Debt (D=B+C)	6,411.1	6,485.9	6,481.1	(4.8)	(0.1)%	6,481.1	5,202.9	1278.2	25 %
Net Debt (D-A)	5,669.6	5,741.0	5,570.8	(171.1)	(3)%	5,570.8	4,312.7	1258.1	29 %
Net Debt Ratio	**51.9%**	**51.7%**	**48.7%**	**(3.1)%p**		**48.7%**	**37.7%**	**10.9%p**	

IV. Discussion of Financial Results

A. Revenues

1. Overall Discussion

(Units: KRW billion)

(Table 4)	1Q	2Q	3Q	Q/Q	%Δ	Jan~Sep 01	Jan~Sep 00	Y/Y	%Δ
Total Revenue	**2,868.7**	**2,879.8**	**2,834.7**	**(45.1)**	**(2)%**	**8,583.2**	**7,610.8**	**972.4**	**13 %**
Internet (including Broadband)	311.3	374.3	399.5	25.2	7 %	1,085.1	337.3	747.8	222 %
Telephone	1,127.7	1,149.2	1,178.1	28.9	3 %	3,455.0	3,460.0	(5.0)	(0)%
L-M Interconnection	707.4	711.5	687.6	(23.9)	(3)%	2,106.5	2,122.0	(15.5)	(1)%
Leased Line	355.9	345.9	350.2	4.3	1 %	1,052.0	991.6	60.4	6 %
Other Data	83.3	66.7	59.1	(7.6)	(11)%	209.1	398.6	(189.5)	(48)%
Wireless (Resale, etc)	131.6	156.7	107.7	(49.0)	(31)%	396.0	116.5	279.5	240 %
Satellite	23.7	24.0	22.8	(1.2)	(5)%	70.5	53.6	16.9	32 %
Other	127.8	51.5	29.7	(21.8)	(42)%	209.0	131.2	77.8	59 %
SI/NI	111.6	21.8	10.2	(11.6)	(53)%	143.6	60.9	82.7	136 %

Year-over-year cumulative revenue increased by 13%, supported by a 222% jump in Internet revenue and 240% growth in wireless resale revenue. Cumulative revenues from traditional businesses such as telephone, L-M interconnection and leased lines remained relatively flat year-over-year.

Quarter-over-quarter revenue, however, declined by 2%. This is a typical seasonal pattern, as there are longer holidays in 3Q vs. 2Q. In FY2000 as well, 3Q revenue dropped by 2% over 2Q. In addition, wireless resale revenue dropped by 31% to W107.7 billion due to a decrease in handset sales. However, PCS usage revenue increased by 11% from W81.3 billion in 2Q to W90.5 billion in 3Q as the average number of resale subscribers for the period increased.

2. Internet Revenue

(Units: KRW billion)

(Table 5)	1Q	2Q	3Q	Q/Q	%Δ	Jan~Sep 01	Jan~Sep 00	Y/Y	%Δ
Total Internet Revenue	**311.3**	**374.3**	**399.5**	**25.2**	**7 %**	**1,085.1**	**337.3**	**747.8**	**222 %**
Megapass (Broadband)	219.4	269.9	296.0	26.1	10 %	785.3	109.9	675.4	615 %
Kornet	75.0	75.6	74.6	(1.0)	(1)%	225.2	194.9	30.3	16 %
Others (IDC, Portal, ASP, etc)	16.9	28.8	28.9	0.1	0 %	74.6	32.5	42.1	130 %
Broadband subs ('000) [1]	2,424	3,100	3,480	380	12 %	3,480	879	2,601	296 %

Notes:
(1) End of period broadband subscriber numbers

Cumulative Internet revenue increased by 222% year-over-year to W1,085.1 billion, principally driven by revenue growth in broadband service, which jumped 615% year-over-year to W785.3 billion compared to the same period last year.

On a quarterly basis, total broadband subscribers increased by 380,000, representing 54% of overall market net additions in September 2001. Megapass subscriber numbers reached 3.5 million in 3Q and a 49.4% market share was achieved as of September 30, 2001.

We are on track to acquire broadband subscriber numbers to over 3.8 million by the end of this year, and revenue contribution from broadband is expected to exceed W1 trillion in FY2001.

Kornet revenue, mainly Internet leased line service, remained relatively flat quarter-over-quarter due to the maturation of the domestic Internet game room market which had seen explosive growth from 1998.

Other Internet revenues more than doubled on a cumulative basis year-over-year. This will continue to grow as we develop a wider range of Internet businesses, including the new launch of ASP portal service, "bizmeka."

3. Telephone Revenue

(Units: KRW billion)

(Table 6)	1Q	2Q	3Q	Q/Q	%Δ	Jan~Sep 01	Jan~Sep 00	Y/Y	%Δ
Total Telephone Revenue	**1,127.7**	**1,149.2**	**1,178.1**	**28.9**	**3 %**	**3,455.0**	**3,460.0**	**(5.0)**	**(0.1)%**
Subscriber Connection	253.8	372.1	391.1	19.0	5 %	1,017.0	811.6	205.4	25 %
Basic Monthly Charges	175.9	240.2	258.7	18.5	8 %	674.8	509.9	164.9	32 %
Non-Refundible Deposit	24.3	79.8	80.5	0.7	1 %	184.6	152.3	32.3	21 %
Installation	12.2	13.6	11.1	(2.5)	(18)%	36.9	39.2	(2.3)	(6)%
Interconnection	40.7	38.1	40.4	2.3	6 %	119.2	110.2	9.0	8 %
Others	0.7	0.4	0.4	(0.0)	(0)%	1.5	2.7	(1.2)	(44)%
Local	436.2	384.2	378.8	(5.4)	(1)%	1,199.2	1,423.2	(224.0)	(16)%
Usage	361.4	304.1	280.4	(23.7)	(8)%	945.9	1,133.4	(187.5)	(17)%
Interconnection	28.7	26.7	28.4	1.7	6 %	83.8	121.2	(37.4)	(31)%
Public Phone	14.3	14.2	12.8	(1.4)	(10)%	41.3	61.1	(19.8)	(32)%
Others	31.8	39.2	57.2	18.0	46 %	128.2	107.5	20.7	19 %
Domestic Long Distance	304.3	264.4	258.9	(5.5)	(2)%	827.6	846.6	(19.0)	(2)%
Usage	264.7	244.4	236.2	(8.2)	(3)%	745.3	750.5	(5.2)	(1)%
Interconnection	27.7	7.7	11.4	3.7	48 %	46.8	40.7	6.1	15 %
Public Phone	11.7	12.2	11.2	(1.0)	(8)%	35.1	51.1	(16.0)	(31)%
Others	0.2	0.1	0.1	0.0	0 %	0.4	4.3	(3.9)	(91)%
International Long Distance	133.4	128.5	149.1	20.6	16 %	411.0	378.5	32.5	9 %
Usage	104.1	92.2	98.2	6.0	7 %	294.5	272.0	22.5	8 %
Settlement	18.3	27.9	46.5	18.6	67 %	92.7	73.8	18.9	26 %
Public Phone	11.0	8.4	4.5	(3.9)	(46)%	23.9	32.5	(8.6)	(26)%

Year-over-year, cumulative total telephone revenue fell slightly by 0.1%, principally driven by the W223.5 billion reduction (-16%) in local telephone revenue due to wireless substitution. DLD revenue also declined 2% year-over-year on a cumulative basis. Subscriber connection revenue increased by 25% year-over-year on a cumulative basis to W1,017.0 billion, driven mainly by the 32% jump in basic monthly charges due to the tariff re-balancing which took effect in April of this year.

Quarter-over-quarter, however, total telephone revenue increased by 3% from W1,149.2 billion in 2Q to W1,178.1 billion in 3Q, mainly driven by the W19.0 billion increase (+5%) in subscriber connection revenue and W20.6 billion increase (+16%) in ILD revenue.

Basic monthly charges increased by 8% quarter-over-quarter, mainly due to the local tariff re-balancing on April 15, 2001. We increased monthly basic fees from W2,500-W3,700 to

W3,000-W5,200, depending on location, and decreased usage rate by 13.3% (Please refer to our 1H FY2001 earnings commentary for further details).

Local telephone revenue stabilized from 2Q to 3Q of FY2001. Decline in local telephone revenue tapered off to 1% decline in 3Q quarter-over-quarter, compared to 12% decline in 2Q, mainly because usage charges dropped by only 8% in 3Q quarter-over-quarter, compared to 16% in 2Q. Furthermore, other value added local telephone revenues such as call forwarding, UMS, etc., rose 46% quarter-over-quarter in 3Q FY2001, almost off-setting the decline in usage charges.

DLD revenue also stabilized in 3Q FY2001. Decline in DLD revenue tapered off to a 2% decline in 3Q, compared to 13% decline in 2Q, and public phone revenue, which plunged by 31% year-over-year on a cumulative basis, fell by only 8% in 3Q FY2001 on a quarter-over-quarter basis.

ILD revenue increased by 16% in 3Q FY2001 quarter-over-quarter to W149.1 billion and 9% year-over-year to W411.0 billion on a cumulative basis. ILD usage increased by 7% in 3Q compared to an 11% decrease in 2Q. Furthermore, despite the decreasing multi-lateral international settlement rate, settlement revenue increased by 67% from 2Q due to increases in usage. As the international settlement expense decreases, net settlement revenues has turned positive to W8.5 billion in 3Q.

(Units: KRW billion)

(Table7)	1Q	2Q	3Q	Q/Q	%Δ	Jan~Sep 01	Jan~Sep 00	Y/Y	%Δ
ILD Settlement Revenue	18.3	27.9	46.5	18.6	67%	92.7	73.8	18.9	26%
ILD Settlement Expense [1]	39.9	31.3	38.0	6.7	21%	109.2	158.0	(48.8)	(31)%
Net revenue	**(21.6)**	**(3.4)**	**8.5**	**11.9**		**(16.5)**	**(84.2)**	**67.7**	

Notes:
(1) Included in Commission in the income statement

4. Land-to-Mobile Interconnection Revenue

(Units: KRW billion)

(Table 8)	1Q	2Q	3Q	Q/Q	%Δ	Jan~Sep 01	Jan~Sep 00	Y/Y	%Δ
L-M Revenue	707.4	711.5	687.6	(23.9)	(3)%	2,106.5	2,122.0	(15.5)	(1)%
L-M Expense	416.2	452.8	393.4	(59.4)	(13)%	1,256.5	1,381.1	(124.4)	(9)%
Net revenue	291.2	258.7	294.2	35.5	14 %	850.0	740.9	109.1	15 %
Net Revenue (%)	**41.2%**	**36.4%**	**42.8%**	**6.4%p**		**40.4%**	**34.9%**	**5.4%p**	

Due to the growth of M-M usage, L-M interconnection revenue decreased by 3% quarter-over-quarter but remained flat year-over-year on a cumulative basis. On the other hand, net L-M revenue increased by 14% in 3Q FY2001 and 15% year-over-year as a result of the drop in L-M expense.

5. Leased Line Revenue

(Units: KRW billion)

(Table 9)	1Q	2Q	3Q	Q/Q	%Δ	Jan~Sep 01	Jan~Sep 00	Y/Y	%Δ
Total Leased Line Revenue	355.9	345.9	350.2	4.3	1 %	1,052.0	991.6	60.4	6 %
Local	184.3	174.4	176.8	2.4	1 %	535.5	480.8	54.7	11 %
Domestic Long Distance	144.6	144.3	149.0	4.7	3 %	437.9	442.3	(4.4)	(1)%
International Long Distance	22.9	21.8	18.6	(3.2)	(15)%	63.3	55.8	7.5	13 %
Broadcasting	4.1	5.4	5.7	0.3	6 %	15.2	12.7	2.5	20 %

Cumulative leased line revenue increased by 6% to W1,052.0 billion year-over-year. However, recent quarter revenue growth was flat, mainly due to increasing competition in the DLD and ILD leased line market.

6. Other Data Revenue

(Units: KRW billion)

(Table 10)	1Q	2Q	3Q	Q/Q	%Δ	Jan~Sep 01	Jan~Sep 00	Y/Y	%Δ
Total Other Data Revenue	83.3	66.7	59.1	(7.6)	(11)%	209.1	398.6	(189.5)	(48)%
Internet Dial-up	42.5	24.9	18.9	(6.0)	(24)%	86.4	270.1	(183.7)	(68)%
Packet Switched Data	19.7	19.3	18.3	(1.0)	(5)%	57.3	55.8	1.5	3 %
Other (ISDN, etc.)	21.1	22.5	21.9	(0.6)	(3)%	65.4	72.7	(7.3)	(10)%

Revenue from Internet dial-up service and other data services (ISDN, etc) is decreasing as subscribers continue to switch over to broadband. Packet switched data service with x.25 protocol for low speed data remained relatively flat.

7. PCS Resale Revenue

(Units: KRW billion)

(Table 11)	1Q	2Q	3Q	Q/Q	%Δ	Jan~Sep 01	Jan~Sep 00	Y/Y	%Δ
PCS Resale Revenue	131.6	156.7	107.7	(49.0)	(31)%	396.0	116.5	279.5	240 %
PCS Service	71.6	81.3	90.5	9.2	11 %	243.4	89.5	153.9	172 %
Handset Sales	59.8	75.2	17.0	(58.2)	(77)%	152.0	14.7	137.3	934 %
Other	0.2	0.2	0.2	0.0	0 %	0.6	12.3	(11.7)	(95)%
PCS Resale Expense	88.6	98.3	48.4	(49.9)	(51)%	235.3	96.8	138.5	143 %
Cost of Handset Sold	69.7	69.7	14.5	(55.2)	(79)%	153.9	96.5	57.4	59 %
Interconnection Fee to KTF	18.9	28.6	33.9	5.3	19 %	81.4	19.4	62.0	320 %
Net Revenue	**43.0**	**58.4**	**59.3**	**0.9**	**2 %**	**160.7**	**19.7**	**141.0**	**716 %**
Resale Subscribers ('000) (1)	947	1,131	1,110	(21)	(2)%	1,110	554	556	100%

Notes:
(1) End of period PCS reslae subscriber numbers

Cumulative PCS resale revenue increased by 240% year-over-year. Handset sales decreased by 77% and PCS resale revenue decreased by 31% quarter-over-quarter. This is a result of a slow-down in resale subscriber acquisition after achieving our year-end 1 million subscriber target in 1H 2001.

However, PCS service usage revenue increased by 11% quarter-over-quarter as the average number of resale subscribers for the period increased in 3Q FY2001.

Furthermore, net revenues in 3Q FY2001 remained relatively flat quarter-over-quarter, despite the decrease in revenue.

8. Satellite Revenue

(Units: KRW billion)

(Table 12)	1Q	2Q	3Q	Q/Q	%Δ	Jan~Sep 01	Jan~Sep 00	Y/Y	%Δ
Total Satellite Revenue	23.7	24.0	22.8	(1.2)	(5)%	70.5	53.6	16.9	32%

Cumulative satellite revenues increased by 32% year-over-year due to the growing demand from cable TV operators and demand for satellite Internet services.

9. Other Revenue

(Units: KRW billion)

(Table 13)	1Q	2Q	3Q	Q/Q	%Δ	Jan~Sep 01	Jan~Sep 00	Y/Y	%Δ
Total Other Revenue	127.8	51.5	29.7	(21.8)	(42)%	209.0	131.2	77.8	59%
SI/NI	111.6	21.8	10.2	(11.6)	(53)%	143.6	60.9	82.7	136%

Other revenue includes various services such as system integration (SI), network integration (NI), telegram, yellow pages, etc.

Cumulative revenue increased by 59% year-over-year principally driven by the growth in the SI/NI business for which cumulative revenues increased by 136% over the same period. Most SI/NI projects are contracted in the 1Q which is the reason for the significant decline in SI/NI revenues since 1Q.

B. Operating Expense

1. Overall Discussion

(Units: KRW billion)

(Table 2)	1Q	2Q	3Q	Q/Q	%Δ	Jan~Sep 01	Jan~Sep 00	Y/Y	%Δ
Total Revenue	**2,868.7**	**2,879.8**	**2,834.7**	**(45.1)**	**(2)%**	**8,583.2**	**7,610.8**	**972.4**	**13 %**
Total Operating Expense	**2,280.4**	**2,568.1**	**2,358.1**	**(210.0)**	**(8)%**	**7,206.6**	**6,512.9**	**693.7**	**11 %**
Depreciation	641.1	707.8	775.3	67.5	10 %	2,124.2	1,867.3	256.9	14 %
Labor	637.7	703.2	634.0	(69.2)	(10)%	1,974.9	1,890.9	84.0	4 %
Interconnection	419.9	456.5	393.3	(63.2)	(14)%	1,269.7	1,387.1	(117.4)	(8)%
Commission	114.5	117.7	121.9	4.2	4 %	354.1	417.7	(63.6)	(15)%
Sales Promotions	42.9	101.4	40.6	(60.8)	(60)%	184.9	129.2	55.7	43 %
Advertising	18.1	26.4	24.9	(1.5)	(6)%	69.4	82.9	(13.5)	(16)%
Repairs & Maintenance	25.1	56.7	64.8	8.1	14 %	146.6	143.6	3.0	2 %
COGS (Handset, EC)	78.1	85.7	23.4	(62.3)	(73)%	187.2	101.4	85.8	85 %
Cost of Service	149.0	129.3	132.1	2.8	2 %	410.4	19.4	391.0	2,015 %
Research & Development	37.9	55.5	52.9	(2.6)	(5)%	146.3	129.2	17.1	13 %
Other	116.1	127.9	94.9	(33.0)	(26)%	338.9	344.2	(5.3)	(2)%
Operating Income	**588.3**	**311.7**	**476.6**	**164.9**	**53 %**	**1,376.6**	**1,097.9**	**278.7**	**25 %**
Operating Margin (%)	*20.5%*	*10.8%*	*16.8%*	*6.0%p*		*16.0%*	*14.4%*	*1.6%p*	
EBITDA	**1,229.4**	**1,019.5**	**1,251.9**	**232.4**	**23 %**	**3,500.8**	**2,965.2**	**535.6**	**18 %**
EBITDA Margin (%)	*42.9%*	*35.4%*	*44.2%*	*8.8%p*		*40.8%*	*39.0%*	*1.8%p*	
Non-Operating Income	84.6	139.7	59.9	(79.8)	(57)%	284.2	1,117.1	(832.9)	(75)%
Non-Operating Expenses	255.2	341.0	352.7	11.7	3 %	948.9	591.9	357.0	60 %
Interest Expense	102.9	110.9	111.2	0.3	0 %	325.0	229.1	95.9	42 %
Loss on Equity Method	81.9	64.6	17.7	(46.9)	(73)%	164.2	70.4	93.8	133 %
Loss on Dispostion of Tangibel Assets	6.2	57.0	169.4	112.4	197%	232.6	55.2	177.4	321%
Others	64.2	108.5	54.5	(54.1)	(50)%	227.1	237.2	(10.1)	(4)%
Earnings Before Tax	**417.7**	**110.4**	**183.8**	**73.4**	**66 %**	**711.9**	**1,623.1**	**(911.2)**	**(56)%**
Income Tax [1]	79.8	20.8	23.1	2.3	11 %	123.7	499.9	(376.2)	(75)%
Net Income (Reported)	**337.9**	**89.6**	**160.7**	**71.1**	**79 %**	**588.2**	**1,123.2**	**(535.0)**	**(48)%**
Net Income (Normalized) [2]	**420.8**	**132.3**	**223.5**	**91.2**	**69 %**	**776.6**	**559.2**	**217.4**	**39 %**

Notes:

(3) Effective tax rate estimates from National Tax Office for 1Q, 2Q, and 3Q; 2000 tax rate applies statutory tax rate of 30.8%

(4) Net Income (Normalized) excludes gains on disposal of SKT shares in 2000 and goodwill amortization of M.com in 2000 and 2001 after effective tax rate of 21%

Cumulative operating expenses through 3Q FY2001 increased by 11%. Revenues grew by 13% during the same period which resulted in 25% increase in operating income and 18% increase in EBITDA.

Operating expenses decreased by 8% from 2Q, mainly due to the reduction of labor, sales promotion and COGS expenses. As a result, operating income and EBITDA jumped by 53% and 23% from 2Q, respectively.

Cumulative reported net income shows a decrease compared to FY2000 due to gains reported from the sale of SKT shares, proceeds of which were used for the acquisition of M.com. Normalized cumulative net income, however, increased by 39% on a year-on-year basis.

2. Depreciation

Cumulative depreciation also increased by 14% year-over-year due to increased capital expenditures related to the broadband Internet business as the number of subscribers increased by 2.4 million over the last twelve months. On a quarterly basis, depreciation increased by 10% over 2Q as the number of subscribers increased by 380,000.

3. Labor Expense

(Units: KRW billion)

(Table 15)	1Q	2Q	3Q	Q/Q	%Δ	Jan~Sep 01	Jan~Sep 00	Y/Y	%Δ
Total Labor Expense	**637.7**	**703.2**	**634.0**	**(69.2)**	**(10)%**	**1,974.9**	**1,890.9**	**84.0**	**4 %**
Salary	425.8	486.2	422.7	(63.5)	(13)%	1,334.7	1,397.2	(62.5)	(4)%
Basic Salary	338.1	340.8	329.0	(11.8)	(3)%	1,007.9	1,118.4	(110.5)	(10)%
Performance-based Bonus	87.7	157.4	81.7	(75.7)	(48)%	326.8	278.8	48.0	17 %
Employee Benefits	150.8	97.3	155.4	58.1	60 %	403.5	351.7	51.8	15 %
Bonus	69.7	-	67.8	NM	NM	137.5	137.1	0.4	0 %
Severance Payment	61.0	119.7	56.0	(63.7)	(53)%	236.7	142.0	94.7	67 %
Labor/Revenue	**22.2%**	**24.4%**	**22.4%**	**(2%)p**		**23%**	**25%**	**(2%)p**	

Cumulative labor expense increased by 4% year-over-year. However, the basic salary decreased by 10% due to the staff reduction of 1,600 in December 2000 and 1,300 in June 2001. Furthermore, labor expense decreased by 10% quarter-over-quarter due to reductions in salary, performance-based bonus and severance benefits.

Basic salary decreased by 3% from 2Q due to the staff reduction in June 2001. Performance-based bonus decreased by 48% from 2Q according to the bonus payment schedule.

Severance payment decreased by 53% to normalized levels in 3Q compared to that of 2Q when KT provided a one-time severance benefit of W74 billion related to the staff reduction in June 2001.

Employee benefit increased by 60% from 2Q due to the Thanksgiving holiday bonus in 3Q. Most Korean companies provide employees with bonuses for the two major holidays, Lunar New Year's (1Q) and Thanksgiving (3Q). Therefore, employee benefit in 1Q and 3Q is higher than in 2Q and 4Q every year.

4. Interconnection Expense

Interconnection expenses, which are primarily expenses paid to mobile operators for L-M calls, are decreasing due to the interconnection rate reduction of 7.7% for celluar and 10.7% for PCS.

5. Sales Promotion

(Units: KRW billion)

(Table 16)	1Q	2Q	3Q	Q/Q	%Δ	Jan~Sep 01	Jan~Sep 00	Y/Y	%Δ
Total Sales Promotion Expense	42.9	101.4	40.6	(60.8)	(60)%	184.9	129.2	55.7	43 %
Promotion	32.9	35.5	23.8	(11.7)	(33)%	92.2	77.1	15.1	20 %
Marketing Incentives	2.1	20.2	4.2	(16.0)	(79)%	26.5	-	-	NM
Commission	7.9	10.1	12.5	2.4	24 %	30.5	9.2	21.3	232 %
Allowances(Call Points,etc)	-	35.6	-	(35.6)	(100)%	35.6	38.3	(2.7)	(7)%
Other	-	-	0.1	0.1	NM	0.1	4.4	(4.3)	(98)%

3Q FY2001 sales promotion expenses decreased by 60% from 2Q.

We achieved our target broadband subscriber numbers and target PCS resale subscriber numbers earlier than anticipated. For example, we reached 82% of YE2001 target for broadband subscribers and 100% of YE2001 target for PCS resale subscribers in June 2001. Consequently, promotions and marketing expenses were reduced in 3Q.

Most of Allowance is a provision set aside for expenses related to redemption of call points accumulated by customers, which is usually reflected every quarter after considering accumulated balance of allowance.

6. Cost of Goods Sold

Cost of Goods Sold, which is mainly comprised of the cost of mobile handsets sold, decreased by 73% from 2Q because there were no net additions for the PCS resale service in 3Q.

7. Cost of Service

(Units: KRW billion)

(Table 17)	1Q	2Q	3Q	Q/Q	%Δ	Jan~Sep 01	Jan~Sep 00	Y/Y	%Δ
Cost of Service	**149.0**	**129.3**	**132.1**	**2.8**	**2 %**	**410.4**	**19.4**	**391.0**	**2,015 %**
SI/NI Service Cost [1]	96.6	31.5	5.2	(26.3)	(83)%	133.3	NA	NA	NA
KTF Network Cost	18.9	28.6	33.9	5.3	19 %	81.4	19.4	62.0	320 %
B&A Service Cost [1]	9.7	35.8	22.1	(13.7)	(38)%	67.6	NA	NA	NA
Others [1]	23.8	33.4	70.9	37.5	112 %	128.1	NA	NA	NA

Notes:
(1) SI/NI service cost, B&A service cost and other cost of service were included in Commissions in FY2000

SI/NI service cost decreased by 83% quarter-over-quarter mainly due to the concentration of the SI/NI business in the 1Q. The reason for the increase in other cost of services is that KT recognized the service cost rendered by newly spun-off "114" phone directory company starting from 3Q FY2001.



한국통신
Korea Telecom

8. Non-Operating Income

Non-operating income decreased by 75% year-over-year and 57% quarter-over-quarter.

Cumulative non-operating income decreased year-over-year, primarily as a result of the one-time gain of W821 billion from the sale of SKT shares in 2000.

Non-operating income decreased by W79.8 billion in 3Q due to the decrease in USO (Universal Service Obligation) refunds from W61.5 billion in 2Q to W12.6 billion in 3Q and the decreased in gains on disposal of tangible assets from W26.9 billion to W8.8 billion during the same period.

9. Non-Operating Expenses

Non-operating expenses increased by 60% year-over-year but remained constant quarter-over-quarter.

Cumulative interest expense increased by W95.9 billion due to a W1.2 trillion increase in debt year-over-year. This increase in debt is mainly attributed to W840 billion raised to establish KT ICOM (IMT-2000 subsidiary) and W785 billion in residual interim settlement of severance benefit payments.

Loss on equity method increased by W93.8 billion year-over-year on a cumulative basis due to the goodwill amortization related to the acquisition of M.com in June 2000.

Loss on disposition of tangible assets increased by W177.3 billion year-over-year on a cumulative basis mainly due to the disposition of copper lines and old equipment.

10. Net Income

Net income increased by 79% from 2Q due to the improvement in operating profit despite a reduction in total revenues and non-operating income.

Normalized net income increased by 69% from 2Q and cumulative normalized net income increased by 39% year-over-year. Normalized net income excludes gains from disposition of SKT shares in 2000, amortization expense from acquisition of M.com shares, and other non-operating charges.

(Units: KRW billion)

(Table 18)	1Q	2Q	3Q	Q/Q	%Δ	Jan~Sep 01	Jan~Sep 00	Y/Y	%Δ
당기순이익	**337.9**	**89.6**	**160.7**	**71.1**	**79 %**	**588.2**	**1,123.2**	**(535.0)**	**(48)%**
Amortization (A)	104.9	54.1	79.5	25.4	47%	238.5	107.5	131.0	122%
Gains on SKT Shares (B)	-	-	-	-	-	-	821.4	(821.4)	(100)%
Net (A-B)	104.9	54.1	79.5	25.4	47%	238.5	(713.9)	952.4	NM
After-Tax Impact on Reported NI [1]	82.9	42.7	62.8	20.1	47%	188.4	(564.0)	752.4	NM
Net Income (Normalized)	**420.8**	**132.3**	**223.5**	**91.2**	**69 %**	**776.6**	**559.2**	**217.4**	**39%**

Notes:
(1) 21% tax rate applied

C. Balance Sheet

(Units: KRW billion)

(Table 19)	1Q	2Q	3Q	Q/Q	%Δ	Sep. 01	Dec. 00	Y/Y	%Δ
Current Assets	2,500.5	2,561.1	2,786.2	225.1	9 %	2,786.2	2,534.8	251.4	10 %
Cash & Cash Equivalents (A)	741.5	744.9	910.3	165.4	22 %	910.3	890.2	21.0	2 %
Investment Assets	7,123.4	7,009.2	7,205.5	196.3	3 %	7,205.5	7,270.0	(64.5)	(1)%
Tangible Assets	13,158.9	13,110.4	12,645.6	(464.8)	(4)%	12,645.6	13,278.6	(633.0)	(5)%
Other	143.8	140.6	136.4	(4.2)	(3)%	136.4	149.2	(12.8)	(9)%
Total Assets	**22,926.6**	**22,821.3**	**22,771.9**	**(47.6)**	**(0.2)%**	**22,773.7**	**23,232.6**	**(458.9)**	**(2)%**
Current Liabilities	4,329.6	3,830.6	3,970.0	139.4	4 %	3,970.0	4,815.3	(845.3)	(18)%
Interesting-bearing Debt	2,163.4	1,865.5	2,165.9	300.4	16 %	2,165.9	1,579.6	586.3	37 %
Long-term Liabilities	7,676.7	7,896.4	7,358.1	(538.3)	(7)%	7,358.1	6,990.7	367.4	5 %
Interesting-bearing Debt	4,247.7	4,620.4	4,315.2	(305.2)	(7)%	4,315.2	3,623.3	691.9	19 %
Installation Deposit	3,034.8	2,798.1	2,518.1	(280.0)	(10)%	2,518.1	3,044.8	(526.7)	(17)%
Others	394.2	477.9	524.8	46.9	10%	524.8	322.6	202.2	63%
Total Liabilities	**12,006.3**	**11,727.0**	**11,328.1**	**(398.9)**	**(3)%**	**11,328.1**	**11,806.0**	**(477.9)**	**(4)%**
Total Shareholders' Equity	**10,920.3**	**11,094.3**	**11,445.6**	**351.3**	**3 %**	**11,445.6**	**11,426.6**	**19.0**	**0 %**
Interesting-bearing Debt (D)	6,411.1	6,485.9	6,481.1	(4.8)	(0.1)%	6,481.1	5,202.9	1278.2	25 %
Net Debt (D-A)	5,669.6	5,741.0	5,570.8	(171.1)	(3)%	5,570.8	4,312.7	1258.1	29 %
Net Debt Ratio	**51.9%**	**51.7%**	**48.7%**	**(3.1)%p**		**48.7%**	**37.7%**	**10.9%p**	

1. Assets

Current assets increased by 10% from YE2000 to 3Q FY2001, mainly due to an increase in cash & cash equivalents stemming from improving profitability.

Fluctuation in investment assets is driven mainly by the stock price movement of SKT holdings.

Tangible assets decreased by 5% from W13,278.6 billion in YE2000 to W12,645.6 billion in 3Q 2001 due to the disposition of old assets such as copper lines and old switches and CAPEX reduction.

2. Current Liabilities

Current liabilities decreased by 18% from W4,815.3 billion in YE2000 to W3,968.2 billion in 3Q FY2001 due to a payment of W785 billion for the residual interim settlement of severance benefits.

3. Long-term Liabilities

Long-term liabilities increased by 5% from W6,990.7 billion in YE2000 to W7,358.1 billion in 3Q FY2001 due to the increase in borrowings. This increase in debt is mainly attributed to W840 billion raised to establish KT ICOM (IMT-2000 subsidiary) and W785 billion borrowed for the residual interim settlement of severance benefit payments.

4. Financial Leverage

KT maintains a healthy leverage ratio of a 50% net debt-to-equity level. This ratio has improved quarter-over-quarter largely due to improvement in profitability and retained earnings.

KT's exposure to foreign currency-related risk is limited as only W747 billion of interest-bearing debt is FX-denominated as of September 30, 2001 (total interest-bearing debt is W6,481.1 billion as of September 30, 2001).

V. Key Operating Data

(Table 20)	Dec 2000	March 2001	June 2001	July 2001	August 2001	September 2001
Fixed Line Installed (' 000)	**24,383**	**24,389**	**24,354**	**24,357**	**24,336**	**NA**
Digital (%)	79.7	79.8	80.0	80.0	80.4	NA
Fiber Optic (km)	102,774	106,334	110,913	111,190	114,518	NA
Fixed Line Subscriber (' 000)	**20,985**	**21,088**	**21,227**	**21,252**	**21,291**	**NA**
Residential User	15,662	15,703	15,758	15,781	15,776	NA
Corporate User	5,128	5,187	5,269	5,297	5,315	NA
KT Internal Line	195	198	201	202	203	NA
Non-Refundable Deposit	6,935	6,929	8,298	8,605	9,078	NA
Refundable Deposit	13,855	13,961	12,728	12,473	12,014	NA
Leased Line	**592,302**	**589,752**	**588,518**	**587,815**	**587,911**	**NA**
Local Leased Line	532,264	531,319	530,644	529,977	531,323	NA
Domestic Leased Line	59,763	58,173	57,512	57,477	56,323	NA
International Leased Line	275	260	265	263	265	NA
Broadcasting Leased Line	98	96	97	98	98	NA
Broadband Subscriber	**1,728,711**	**2,415,228**	**3,100,361**	**3,205,063**	**3,333,099**	**3,480,384**
Net Additions	-	273,552	241,266	104,702	128,036	147,285
Megapass ADSL	1,322,531	1,958,730	2,625,505	2,725,752	2,848,237	2,982,542
ADSL-Premium	462,747	545,621	609,737	609,064	611,932	619,659
ADSL-Lite	851,694	1,400,272	1,976,828	2,073,098	2,184,746	2,305,459
ADSL Others (1)	8,090	12,837	38,940	43,590	51,559	57,424
Megapass B&A	397,144	444,865	454,361	455,738	456,696	456,321
Others (2)	9,036	11,633	20,495	23,573	28,166	41,321
KTF Subscribers (' 000)	**8,416**	**8,614**	**9,694**	**9,598**	**9,455**	**9,505**
KT Freetel	4,589	4,695	5,062	5,477	5,613	8,395
KT Resale Subscribers	724	907	1,131	1,117	1,096	1,110
ARPU (3) (KRW)	37,404	38,824	39,495	39,441	39,895	39,876
2.5G Subscribers (' 000)	-	-	30	68	143	254
Market Share						
Local Telephone (4) (%)	98.3	98.2	97.7	97.5	97.4	97.2
Broadband (%)	44.7	47.7	49.6	49.3	49.3	49.4
KTF (%)	19.7	32.4	34.5	34.3	33.9	33.7

Notes:
(1) Includes ADSL MyIP, Multi-IP, and Homenet services
(2) Includes Ntopia, Satellite Internet, BWLL, etc
(3) LM and MM included
(4) Based on number of subscribers

Source: Company Data

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 2, 2001

Korea Telecom Corp.

By: ______________________

Name: Joong-Soo Nam

Title: Executive Vice President and Chief Financial Officer